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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                         AMENDMENT NO. 2 TO SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            YES! ENTERTAINMENT CORP.
                            ------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                    985834100
                           --------------------------
                                 (CUSIP Number)

                                 Mr. Andyla Yasa
                          c/o P.T. Amanda Granitkusuma
            Chase Plaza Tower, 4th Floor, Jln. Jend. Sudirman Kav.21
                             Jakarta 12910 Indonesia
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of person
                Authorized to Receive Notices and Communications)

                                 JANUARY 3, 1997
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ] (a fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See rule 13d-7). Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)



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                                  SCHEDULE 13D
================================================================================
 1  NAME OF REPORTING PERSONS, S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSONS

            MR. ANDYLA YASA
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

            PF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

            INDONESIAN
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NUMBER OF SHARES            7 SOLE VOTING POWER:             1,056,000
BENEFICIALLY OWNED         -----------------------------------------------------
BY EACH REPORTING           8 SHARED VOTING POWER:
PERSON WITH*               -----------------------------------------------------
                            9 SOLE DISPOSITIVE:              1,056,000
                           -----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER:
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,056,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                           [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.08%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

            IN
================================================================================

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Introduction.

        This Amendment No.2 to Schedule 13D ("Amendment No.2 to Schedule 13D") supplements the Schedule 13D, dated December 23, 1996, originally filed by the Reporting Person (defined below) with respect to the Reporting Person's acquisition of the Common Stock of Issuer (the "Original Schedule 13D") and the Amendment No. 1 to Schedule 13D, dated December 27, 1996 (the "Amendment No.1 to
Schedule 13D"). The Original Schedule 13D related to the Reporting Person's acquisition of 765,500 shares of Common Stock of the Issuer. Amendment No.1 to
Schedule 13D related to the acquisition by the Reporting Person of an additional 147,000 shares of Common Stock of the Issuer. This Amendment No.2 to Schedule 13D relates to the acquisition by the Reporting Person of an additional 143,500 shares of Common Stock of the Issuer since the date of the event which required the filing of the Amendment No.1 to Schedule 13D.

Item 1.        Security and Issuer

        This Statement relates to shares of Common Stock of Yes! Entertainment Corp. (the "Issuer"). The principal offices of the Issuer are located at 3875 Hopyard Road, Pleasanton, California, 94588.

Item 2.        Identity and Background

        This Amendment No. 2 to Schedule 13D is filed by Mr. Andyla Yasa (the "Reporting Person"). The Reporting Person's business address is c/o P.T. Amanda Granitkusuma, Chase Plaza Tower, 4th Floor, Jln. Jend. Sudirman, Kav. 21, Jakarta 12910, Indonesia. The Reporting Person's principal occupation is as chairman of P.T. Amanda Granitkusuma, whose principal address is set forth above. P.T. Amanda Granitkusuma's principal business activity is the operation of a granite quarry and the extraction and processing of granite therefrom. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

        The 143,500 shares of Common Stock of the Issuer were purchased by the Reporting Person for an aggregate consideration (including brokerage commissions) of approximately US$964,836.25. Such purchases of shares of Common Stock were made from December 30, 1996 through January 3, 1997 in conventional brokerage transactions on NASDAQ. The Reporting Person acquired such shares of the Common Stock of the Issuer by using his personal funds and borrowings from his margin account with his broker, Prudential Securities




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Incorporated (the "Broker").  Funds obtained by the Reporting Person through the margin account have not at any time exceeded sixty percent (60%) of the value of the shares of Common Stock of the Issuer purchased by the Reporting Person. The amount of funds borrowed through the margin account equaled US$4,560,718.06 as at January 3, 1997; however, a payment of US$804,318 was made by the Reporting
Person  to  the  Broker  on  January  6,  1997,  reducing  such   borrowing   to
US$3,756,400.06 as at such date. All of the shares of Common Stock of the Issuer held by the Reporting Person are held in his margin account with the Broker and are pledged as collateral to the Broker for the repayment of margin loans made to the Reporting Person by the Broker. A copy of the margin account agreement between the Broker and the Reporting Person is attached as Exhibit 1 to the Original Schedule 13D.

Item 4.        Purpose Of Transaction

        The Reporting Person has acquired his shares of the Common Stock of the Issuer (the "Securities") for investment purposes. The Reporting Person may consider making additional purchases of shares of the Common Stock of the Issuer in open-market or private transactions, the extent of which purchases would depend upon prevailing market or other conditions. Alternatively, the Reporting Person may sell all or a portion of his shares of Common Stock of the Issuer in open-market or private transactions, depending upon prevailing market conditions or other factors.

        Except as otherwise indicated above, the Reporting Person does not have any plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of the instructions to Item 4 or any similar action or effect. Nothing in this Amendment No.1 to Schedule 13D shall be deemed to preclude the Reporting Person from developing or implementing any such plan or proposal in the future.

Item 5.        Interest In Securities Of The Issuer

        The Reporting Person has direct beneficial ownership of 1,056,000 shares (approximately 7.08%) of the Common Stock of the Issuer. The Reporting Person has the sole power to vote or to direct the vote and to dispose or direct the disposition of such 1,056,000 shares of the Common Stock of the Issuer.






        Since the filing of the Amendment No.1 to Schedule 13D, the following transactions were effected in the Common Stock of the Issuer by the Reporting
Person:



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

                          Nature            Number      Price (US$)
                          Of                Of          (Including
Date       Security       Transaction       Shares      Commission)
----       --------       -----------       ------      -----------
12/30/96   Common Stock   Purchase           5,000      US$6.8665
12/31/96   Common Stock   Purchase          14,500         6.6125
12/31/96   Common Stock   Purchase          38,400         6.5900
12/31/96   Common Stock   Purchase          10,000         6.4875
12/31/96   Common Stock   Purchase           2,100         6.4250
1/2/97     Common Stock   Purchase           6,000         7.0500
1/2/96     Common Stock   Purchase           5,000         6.9875
1/2/96     Common Stock   Purchase          12,500         6.9250
1/2/96     Common Stock   Purchase          16,000         6.8000
1/2/96     Common Stock   Purchase           9,000         6.6750
1/2/96     Common Stock   Purchase           4,000         6.5500
1/2/96     Common Stock   Purchase           4,000         6.4875
1/3/96     Common Stock   Purchase          17,000         7.0700


        All of the above transactions were executed in conventional brokerage transactions on the NASDAQ.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

        There are no contracts, arrangements, understanding or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.        Materials To Be Filed As Exhibits

               None : See Original Schedule 13D



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated : 9 January, 1997

 /s/ANDYLA YASA
--------------------------
Name : ANDYLA YASA





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